

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Jiang Hui
Chief Executive Officer
Wave Sync Corp.
19 West 44th Street
Suite 1001
New York, NY 10036

       Re: Wave Sync Corp. File No. 1-34113
          Form 10-K filed May 24, 2022

Dear Jiang Hui:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services